THE MERGER FUND VL
100 SUMMIT LAKE DRIVE
VALHALLA, NY  10595

April 18, 2011

VIA EDGAR

Mr. Michael Kosoff
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, N.E.
Washington, D.C. 20549

Re           The Merger Fund VL
File No. 811-21279; S000005160

Dear Mr. Kosoff:

On behalf of The Merger Fund VL (the “Fund”), we are responding to the telephonic comments you provided to Laura L. Grossman of Fulbright & Jaworski L.L.P. on April 1, 2011 on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding its review of the Fund’s Form N-1A filed on February 15, 2011.  The Fund’s responses to the Staff’s comments are set forth below.

Prospectus - General

Staff Comment 1: Please confirm that the registrant is aware of its obligation to file interactive data for the portfolio’s risk return summary as an exhibit to its registration statement within 15 days of the effective date of the annual update to its registration statement.

RESPONSE:

The Fund is aware of its obligation to file interactive data for the Fund’s risk return summary as an exhibit to its registration statement within 15 days of the effective date of the annual update to its registration statement.

Prospectus – Example on page 2

Staff Comment 2: Please confirm supplementally that the expense example will only reflect the contractual waivers for the term of the waiver as per Item 3, Instruction 4(a) of Form N-1A.

RESPONSE:

Supplementally, the Fund confirms that the expense example will only reflect the contractual waivers for the term of the waiver.

Prospectus – Principal Risks

Staff Comment 3. Please describe the risks associated with short positions as a principal risk.

RESPONSE:

Because merger arbitrage is an investment strategy that by its nature is not closely correlated with the market, virtually all of the risk of loss to the Fund is due to the renegotiation or termination of proposed reorganizations in which the Fund invests.  The Fund believes that the risks associated with short positions are not principal risks in relation to the Fund’s merger arbitrage investment strategy.  The Fund sells securities short to mitigate market-related risk in stock-for-stock mergers with fixed-exchange ratios.  The Fund believes that short selling should be viewed not as a speculative strategy but as a hedging technique to help protect the assets of the Fund against unfavorable market conditions that might otherwise adversely affect certain of its investments.

Staff Comment 4: The discussion of the risks associated with foreign securities includes hedging exposures to foreign currencies.  If this hedging is a principal strategy, please include such hedging in the principal strategies section of the prospectus.  Otherwise, please remove such disclosure from the principal risks.  Also, if hedging is a principal strategy and the hedging is accomplished through the use of derivatives, please include the risks associated with derivatives as a principal risk and comply with the recent staff guidance regarding derivatives disclosure.

RESPONSE:

Supplementally, the Fund notes that it always hedges all currency risk associated with foreign securities by making forward sales of the currency to be received in the transaction as of the anticipated closing date, and always converts foreign stock transactions back into U.S. dollar prices.  The Fund believes that hedging exposures to foreign currencies is not a principal investment strategy because the Fund does not target foreign transactions.  Rather, investments are driven by attractive arbitrage opportunities, regardless of location.

The Fund believes that it is appropriate not to remove a discussion of the risks associated with hedging exposures to foreign currencies in the principal risks because the Fund may at times invest a material portion of its assets in foreign securities.

The Fund uses currency forwards to hedge its exposure to foreign currencies, but the Fund believes that this is not a principal risk because it is a hedging technique that reduces the Fund’s overall risk.

Staff Comment 5: Please confirm supplementally that market risk is not a principal risk of investment in the portfolio.

RESPONSE:

Supplementally, the Fund confirms that market risk is not a principal risk of investment in the Fund.

Staff Comment 6: Please include Non-Diversification Risk as a principal risk of investing in the portfolio as per Item 4(b)(1)(iv) of Form N-1A.

RESPONSE:

Supplementally, the Fund notes that since its inception, the Fund has disclosed non-diversification risk in its prospectus.  The Fund does not believe that anything in its investment strategy has changed to warrant including non-diversification as a principal risk.  The Fund believes that non-diversification is not a principal risk because to mitigate the risk of a broken deal, the Fund carefully researches and sizes potential investment opportunities and maintains a well-diversified portfolio of approximately 50 to over 60 names.  On average, each of the Fund’s investments represent no more than approximately 3% of the Fund’s total assets.  Moreover, the Fund believes that non-diversification risk is not relevant to a merger arbitrage investment strategy.

Prospectus - Annual Total Return on page 3

Staff Comment 7: In the second sentence of this section, please replace five-year period with six-year period.

RESPONSE:

The Fund will comply with this comment.

Prospectus - Payments to Broker Dealers and Other Financial Intermediaries on page 5

Staff Comment 8: Please consider replacing the parenthetical (such as a bank) with (such as an insurance company).

RESPONSE:

The Fund will comply with this comment.

Prospectus - Principal Investment Objectives and Policies on pages 6-8

Staff Comment 9: This section describes principal investment policies and describes investments in put and call options.  To the extent such policies are a part of the principal strategies, please include disclosure regarding such investments in the Item 4 Principal Strategies and Principal Risks disclosure.

RESPONSE:

Because merger arbitrage is an investment strategy that by its nature is not closely correlated with the market, virtually all of the risk of loss to the Fund is due to the renegotiation or termination of proposed reorganizations in which the Fund invests.  The Fund believes that the risks associated with put and call options are not principal risks in relation to the Fund’s merger arbitrage investment strategy.  The Fund believes that the use of put and call options should be viewed not as a speculative strategy but as a hedging technique to help protect the assets of the Fund against unfavorable market conditions that might otherwise adversely affect certain of its investments.  Supplementally, the Fund notes that since its inception, the Fund has disclosed put and call options risk in its prospectus.  The Fund does not believe that anything in its investment strategy has changed to warrant including put and call options as a principal risk.

Prospectus - Risk Factors on page 9

Staff Comment 10: Please move Non-Diversification Risk and Short Sale Risk to the Principal Risks portion of the Item 9 risks disclosure.

RESPONSE:

As noted in the responses to Staff Comment 6 and Staff Comment 3, non-diversification and short selling are not principal risks with respect to a merger arbitrage investment strategy because the Fund maintains a well-diversified portfolio of approximately 50 to over 60 names with an average position size of no more than approximately 3%, and the Fund sells securities short as a hedging technique to help protect the assets of the Fund against unfavorable market conditions rather than as a speculative strategy.

SAI – Section 15(f) of the 1940 Act

Staff Comment 11: For consistency, please move the section titled Section 15(f) of the 1940 Act so that it comes at the end of the Investment Adviser section instead of appearing in the middle of the discussion of the Board.

RESPONSE:

The Fund will comply with this comment.

SAI – Risk Oversight

Staff Comment 12: To the extent applicable, please update this section to reflect the added principal risks associated with my earlier comments.

RESPONSE:

As noted in the above responses, the Fund does not believe that the addition of principal risks is warranted.

The Fund hereby acknowledges that:

•	the action of the Commission or the Staff, pursuant to the comment process, does not foreclose the Commission from taking any action with respect to the filings;

•	the action of the Commission or the Staff, pursuant to the comment process, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Fund may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund would like to thank the Staff for the opportunity to respond to these matters.  If you have any questions regarding any of the Fund’s responses to the Staff’s comments, please call Laura L. Grossman at Fulbright & Jaworski L.L.P. at (212) 318-3237.  Thank you.

Very truly yours,

/s/ Bruce Rubin
Bruce Rubin
Vice President and Chief Compliance Officer